

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

<u>Via E-mail</u>
Mr. Victor Bravo Martin
Chief Financial Officer
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Ávila Camacho 36
Col. Lomas de Chapultepec
Delegación Miguel Hidalgo
11000 Mexico City, Mexico

> **Re:** **Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 1-11080**

Dear Mr. Bravo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

cc: Jorge Juantorena, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Christina Chinloy, Esq.
Cleary Gottlieb Steen & Hamilton LLP